EXHIBIT 21

SITESTAR CORPORATION AND SUBSIDIARIES

LISTING OF SIGNIFICANT SUBSIDIARIES

	State of Incorporation	Percentage Owned by Registrant
Sitestar.net, Inc.	Virginia	100%
HVAC Value Fund, LLC	Arizona	100%
EDI Real Estate, LLC	Virginia	100%
Willow Oak Asset Management, LLC	Delaware	100%
Bonhoeffer Capital Management, LLC	New York	100%